Exhibit 99.1

Corporate Taxpayer ID (CNPJ): 33.611.500/0001-19 Publicly Held Company NOTICE TO THE MARKET Gerdau S.A. (“Company”) hereby announces to the market that, on the date hereof, the Board of Directors approved the issue and placement in international markets of bonds (“Bonds”) by its subsidiary, GUSAP III LP, a company with headquarters in Delaware, United States (“Issue”). The Issue will be made in the aggregate amount of US$500,000,000.00, with maturity on 2030 and interest of 4.250% per year, and the Bonds were priced at 98.973% of their face value. The Bonds will be irrevocably guaranteed by the Company and its subsidiaries, Gerdau Açominas S.A. and Gerdau Aços Longos S.A. The net proceeds from the Bonds will be used for general corporate purposes. The Bonds will be offered to qualified institutional investments, resident and domiciled in the United States, under the regulations issued by the U.S. Securities and Exchange Commission (“SEC”), specifically Rule 144A and, in other countries, except for Brazil and the United States of America, under Regulation S. The Issue will not be subject to the rules for registration with the SEC, in accordance with the U.S. Securities Act of 1933, and will not be subject to registration in Brazil with the Securities and Exchange Commission of Brazil (“CVM”), in accordance with the applicable laws and regulations. This notice to the market should not be construed as an offer to sell or solicitation to purchase the Bonds, and no sales of the Bonds should be made in jurisdictions where such offer, solicitation or sale is considered illegal. São Paulo, November 14, 2019 Harley Lorentz Scardoelli Executive Vice President Investor Relations Officer GERDAU S.A.